SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4

	Notes to Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2016	17

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	18

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries VII
We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VII (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 27, 2017

EIN 72-1229752 / PN 016
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2016 and 2015

	December 31,
	2016	2015
INVESTMENTS:
Plan interest in Master Trust:
Investments at fair value	$17,173,859	$14,133,165
Fully benefit-responsive investment contracts at contract value	988,500	701,662

Total investments	18,162,359	14,834,827

RECEIVABLES:
Notes receivable from participants	893,033	922,611
Employer contributions	41,099	43,843
Participant contributions	60,509	40,448

Total receivables	994,641	1,006,902

Net Assets Available for Benefits	$19,157,000	$15,841,729

See Notes to Financial Statements.

EIN 72-1229752 / PN 016
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2016

Participant
Directed
Additions to Net Assets attributed to:
Plan interest in Master Trust investment income	$1,247,069
Interest income on notes receivable from participants	21,008

Contributions:
Participant	1,534,506
Employer - net of forfeitures	1,042,756
Total contributions	2,577,262

Other credit adjustments - net	553

Total additions	3,845,892

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	518,364
Administrative fees	12,257
Total deductions	530,621

Net increase in Net Assets	3,315,271

Net Assets Available for Benefits:
Beginning of Year	15,841,729
End of Year	$19,157,000

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

Note 1.    General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VII, as Amended and Restated Effective January 1, 2013, (Entergy Savings Plan VII) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of Entergy Savings Plan VII is provided for general information only. Entergy Savings Plan VII participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VII Plan Document as well as the Summary Plan Description and Summaries of Material Modifications for a more complete description of Entergy Savings Plan VII's provisions.

General: Entergy Savings Plan VII is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VII information. Entergy Savings Plan VII is also governed by the Internal Revenue Code (IRC) of 1986, as amended.

Entergy Savings Plan VII is intended to constitute two types of plans qualified under IRC Section 401(a) as follows:

•	A profit-sharing plan with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under IRC Section 401(k); and

•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in IRC Section 4975(e)(7).

Entergy Savings Plan VII is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments in 2016: Entergy Savings Plan VII was amended December 20, 2016, but effective August 11, 2016, to provide that a member’s hardship withdrawal from the Entergy Savings Plan VII is on account of an immediate and heavy need if the withdrawal is for expenses incurred due to a financial need resulting from the storms and flooding that began August 11, 2016, and is made no earlier than August 11, 2016 and no later than January 17, 2017, in accordance with IRS Announcement 2016-30. In order to qualify, the member or the member’s lineal ascendant, descendant, spouse, or dependent must have had a principal residence or place of employment on August 11, 2016 in one of the following parishes: Acadia, Ascension, Avoyelles, East Baton Rouge, East Feliciana, Evangeline, Iberia, Iberville, Jefferson Davis, Lafayette, Livingston, Point Coupee, St. Helena, St. James, St. Landry, St. Martin, St. Tammany, Tangipahoa, Vermilion, Washington, West Baton Rouge, or West Feliciana. In addition, the member is not prohibited from making contributions to the Plan on a before-tax basis or an after-tax basis due to receiving such a hardship withdrawal.

The significant provisions of Entergy Savings Plan VII, including the effect of this amendment, are described throughout this note.

Trustee: Entergy Savings Plan VII utilizes T. Rowe Price Trust Company (Trustee) as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. Entergy Savings Plan VII's investment options, which, except for the Entergy Stock Fund, the Vanguard Institutional Index Fund Plus and TradeLink Participant-Directed Brokerage Accounts, are managed by its Trustee or affiliates of its Trustee, are:

•	Entergy Stable Income Fund

•	Entergy Stock Fund

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

•	T. Rowe Price Balanced Fund

•	T. Rowe Price Blue Chip Growth Trust T4

•	T. Rowe Price Bond Trust I T1

•	T. Rowe Price Equity Income Trust C

•	T. Rowe Price International Core Equity Trust A

•	T. Rowe Price New Horizons Trust A

•	T. Rowe Price Retirement Balanced Trust B

•	T. Rowe Price Retirement 2005 Trust B

•	T. Rowe Price Retirement 2010 Trust B

•	T. Rowe Price Retirement 2015 Trust B

•	T. Rowe Price Retirement 2020 Trust B

•	T. Rowe Price Retirement 2025 Trust B

•	T. Rowe Price Retirement 2030 Trust B

•	T. Rowe Price Retirement 2035 Trust B

•	T. Rowe Price Retirement 2040 Trust B

•	T. Rowe Price Retirement 2045 Trust B

•	T. Rowe Price Retirement 2050 Trust B

•	T. Rowe Price Retirement 2055 Trust B

•	T. Rowe Price Retirement 2060 Trust B

•	TradeLink Participant-Directed Brokerage Accounts

•	Vanguard Institutional Index Fund Plus

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility: Entergy Savings Plan VII is available to any employee of Entergy Nuclear Operations, Inc. who is represented by Local 150 of the United Workers Union of America, AFL-CIO, and its Michigan State Utility Workers Council, whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan and whose participation in Entergy Savings Plan VII is provided for by the employee’s collective bargaining agreement, as soon as administratively practicable following the later of the employee’s employment commencement date or eligibility to participate in Entergy Savings Plan VII. Generally, eligible employees include those employees who are hired or rehired in, or who transfer to, such a bargaining employee position before January 1, 2016, and those employees who transfer to such a bargaining employee position on or after January 1, 2016, provided their most recent hire or rehire date is before July 1, 2014.

Automatic enrollment: If an eligible newly hired, rehired, or transferred bargaining employee does not enroll in Entergy Savings Plan VII and does not affirmatively opt out of participation, he or she will automatically be enrolled in Entergy Savings Plan VII as soon as administratively practicable following 180 calendar days after his or her hire date, rehire date, the date he or she is eligible due to transfer, or the date a suspension for hardship ends if the employee first becomes eligible for participation in Entergy Savings Plan VII during the suspension. If the employee does not opt out of participation in Entergy Savings Plan VII, before-tax contributions of 6% of the employee's eligible earnings will be made automatically to Entergy Savings Plan VII on his or her behalf.

Contributions: Contributions to Entergy Savings Plan VII made by or on behalf of participants are deposited with the Trustee. Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period. Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are subject to certain IRC limitations. The before-tax deferral contribution dollar limit for the calendar year 2016 was $18,000 per participant. The overall annual limit for 2016 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $53,000. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2016 was $6,000. Based on

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

nondiscrimination testing provisions under Entergy Savings Plan VII, contributions made by highly compensated employees may be limited based on the average contribution rate of non-highly compensated employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period. Employer matching contributions are equal to 60% of the participant's before-tax deferral and after-tax contributions made by the participant for a given pay period that do not exceed 6% of the Participant’s eligible earnings. Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make defined company contributions on behalf of those eligible employees who do not participate in one of the Entergy defined benefit pension plans. Eligible participants will share in the allocation of defined company contributions beginning with the first full pay period following 90 calendar days from the participant's first day of active employment with the employing Entergy System Company. Defined company contributions for eligible participants are equal to 5% of the participant's eligible earnings for each applicable pay period.

Entergy Savings Plan VII provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the IRC of 1986, as amended, under an annuity contract described in Section 403(b) of the IRC, under an eligible plan described in Section 457(b) of the IRC or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the IRC may be accepted under Entergy Savings Plan VII as a direct rollover or a participant rollover contribution. Entergy Savings Plan VII does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments: Participant contributions, employer matching contributions, and defined company contributions are invested as directed by participants in accordance with Entergy Savings Plan VII's investment options. Participant contributions, employer matching contributions, and defined company contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Trusts designated as Entergy Savings Plan VII’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Trust B

•	T. Rowe Price Retirement 2010 Trust B

•	T. Rowe Price Retirement 2015 Trust B

•	T. Rowe Price Retirement 2020 Trust B

•	T. Rowe Price Retirement 2025 Trust B

•	T. Rowe Price Retirement 2030 Trust B

•	T. Rowe Price Retirement 2035 Trust B

•	T. Rowe Price Retirement 2040 Trust B

•	T. Rowe Price Retirement 2045 Trust B

•	T. Rowe Price Retirement 2050 Trust B

•	T. Rowe Price Retirement 2055 Trust B

•	T. Rowe Price Retirement 2060 Trust B

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions, company matching contributions, and defined company contributions or reallocate the investment of the existing balance in their participant account at any time, subject to T. Rowe Price’s excessive trading guidelines.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

Participant accounts: Individual accounts are maintained for each participant of Entergy Savings Plan VII. Each participant's account is credited with the participant's contribution, company matching contributions, and defined company contributions, for those participants eligible to participate in the defined company contributions account. As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values. Dividends and interest payments on investments held in the participant’s account are generally reinvested in the fund that generated the dividends and interest payments. A dividend pass through feature under Entergy Savings Plan VII allows participants who have amounts invested in the Entergy Stock Fund to elect to have dividends on Entergy Corporation common stock paid directly to them instead of being reinvested in the Entergy Stock Fund.

Vesting: Participants are fully vested at all times in the participant's before-tax deferral, after-tax, defined company contribution, dividend reinvestment, and rollover accounts. Participants become fully vested in the company matching account upon the completion of six years of vesting service. Participants also will receive vesting service credit for their continuous credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company immediately prior to Entergy Nuclear Palisades, L.L.C.'s purchase of Palisades. Participants may also become fully vested in the company matching account upon the occurrence of certain circumstances.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax account, dividend reinvestment account, or rollover account. Participants who have at least five (5) years of vesting service also may withdraw some or all of the vested amount from their company matching account. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in Entergy Savings Plan VII in which the participant is vested, other than defined company contributions. A participant may also apply for a hardship withdrawal from his before-tax deferral account if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: Entergy Savings Plan VII has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal as of the last business day of the preceding month, minus 1%. The loan must be repaid within 5 years, or 15 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VII accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and required minimum distributions.

Generally, there are tax consequences associated with receiving a distribution from Entergy Savings Plan VII, unless the taxable portion is rolled over to an Individual Retirement Account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403 (a), 403(b), 408(a), 408(b), or 457(b) of the IRC. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the IRC to such tax.

Inactive accounts: Terminated participants and beneficiaries with an account balance greater than $500 (including rollovers) are allowed, under the provisions of Entergy Savings Plan VII, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the IRC. In addition, Entergy Savings Plan VII includes provisions for terminated participants and beneficiaries to elect to receive benefits in the

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

form of installment payments. The cumulative amount to be distributed to such participants was $791,431 as of December 31, 2016 and $368,352 as of December 31, 2015.

Forfeiture accounts: The unvested portion of company matching contributions in the account of a participant who terminates employment will be forfeited if he incurs a five-year break-in-service. If a participant receives, or is deemed to receive, a distribution of all or a portion of his vested company matching contributions after terminating employment, he will forfeit that portion of his unvested company matching contributions equal to the percentage of the vested portion of his company matching contributions that he receives or was deemed to receive. If the terminated participant repays the full amount of the distribution or deemed distribution before incurring a five-year break-in-service and within five years after the date he is rehired by his Entergy System Company employer, the forfeited company matching contributions will be restored to the participant's account. If a participant receives an in-service distribution of all or a portion of his vested company matching contributions, he will forfeit that portion of his unvested company matching contributions equal to the percentage of the vested portion of his company matching contributions that he receives. If the participant repays the full amount of the in-service distribution, the forfeited company matching contributions will be restored to his account. Company matching contributions which matched a distributed excess deferral contribution also shall be forfeited. All forfeited company matching contributions are credited to Entergy Savings Plan VII's forfeiture account. Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions or defined company contributions. The forfeiture account held no funds as of December 31, 2016 and December 31, 2015, respectively. There were no administrative expenses paid out of the forfeiture account during 2016 or 2015. The forfeiture account was used to reduce company matching contributions by $218 in 2015.

Note 2.    Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements: The preparation of Entergy Savings Plan VII's financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust: Entergy Savings Plan VII's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee. Entergy Savings Plan VII maintains a divided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and cash equivalents are valued at cost plus accrued interest which approximates fair value. Common stock and U.S. Treasury fixed income securities are stated at fair value as determined by quoted market prices on the valuation date. Shares of mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common trust funds are stated at fair value based on a net asset value per share as a practical expedient, as determined by the issuer of the trust fund based on the fair value of the underlying investments. Fixed income debt securities (corporate, government, and securitized) are stated at fair value based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

The Master Trust holds investments in fully benefit-responsive investment contracts, which may include guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund (Note 4). GICs, SICs, and SACs are reported at contract value and are presented in

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

the investments of the Master Trust table at contract value, the value at which participants may ordinarily transact (Note 5).

Notes receivable from participants: Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis.

General administrative expenses: General administrative expenses are paid from an expense pay account, which is funded by deductions from participants’ accounts. To the extent general administrative expenses are not paid from the expense pay account or the Plan’s forfeiture account, they are paid by the participating Entergy System Companies and are not recorded in the financial statements.

Risks and uncertainties: Entergy Savings Plan VII utilized various investment instruments, including common stock, mutual funds, common trust funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements. There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for Entergy Savings Plan VII.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. As of December 31, 2016 and 2015, there were no benefits payable for either year.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to investment options available under Entergy Savings Plan VII are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.    Fair Value Measurements

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs.

The Master Trust classifies its investments as follows:

•
Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy Corporation if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

◦	quoted prices for similar assets or liabilities in active markets;

◦	quoted prices for identical or similar assets or liabilities in inactive markets;

◦	inputs other than quoted prices that are observable for the asset or liability; or

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2016.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$42,049,901	$—	$—	$42,049,901
Common stock	436,961,943	—	—	436,961,943
Mutual funds	412,883,100	—	—	412,883,100
Common trust funds (a)				1,877,224,739
Brokerage accounts:
Mutual funds	45,932,645	—	—	45,932,645
Total	$937,827,589	$—	$—	$2,815,052,328

For the year ended December 31, 2016, there were no significant transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2015.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$48,238,434	$—	$—	$48,238,434
Common stock	421,866,832	—	—	421,866,832
Mutual funds	392,349,986	—	—	392,349,986
Common trust funds (a)				1,814,642,983
Brokerage accounts:
Mutual funds	48,852,781	—	—	48,852,781
Total	$911,308,033	$—	$—	$2,725,951,016

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

For the year ended December 31, 2015, there were no significant transfers in or out of Levels 1, 2, or 3.

(a)
Common trust funds are not publicly quoted and are valued using net asset value as a practical expedient. Accordingly, these funds are not assigned a level in the fair value hierarchy tables above. The issuer of these funds allows daily trading at the net asset value and trades settle at a later date.

Note 4.    Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust may invest in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the Trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the trust on behalf of the plan and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust. SACs share certain attributes of both traditional and synthetic investment contracts. The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract. Trustee management and the Employee Benefits Committee are not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

Note 5. Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. The interest and dividends and the net depreciation or appreciation in the fair value of investments are allocated to the individual accounts on a daily basis based upon the individual accounts’ equitable share of the various investment funds that comprise the Master Trust. The total interest of Entergy Savings Plan VII is determined as the sum of the individual account balances of Entergy Savings Plan VII. As of December 31, 2016 and 2015, Entergy Savings Plan VII's interest in the net assets of the Master Trust was less than 1% for both years.

The Master Trust's investments as of December 31, 2016 and 2015 are as follows:

	2015	2014

Investments at fair value
Cash and cash equivalents	$42,049,901	$48,238,434
Common stock*	436,961,943	421,866,832
Mutual funds	412,883,100	392,349,986
Common trust funds	1,877,224,739	1,814,642,983
Brokerage accounts	45,932,645	48,852,781
Total investments at fair value	2,815,052,328	2,725,951,016

Fully benefit- responsive investment contracts at contract value
Synthetic investment contracts	397,949,215	368,015,461
Separate account contracts	97,700,258	93,430,638
Total investments at contract value	495,649,473	461,446,099

Investments in the Master Trust	$3,310,701,801	$3,187,397,115

Dividend and interest income in the Master Trust for the year ended December 31, 2016 is summarized as follows:

Common stock*	$18,920,234
Cash and cash equivalents	241
Mutual funds	11,069,232
$29,989,707

*The common stock consists entirely of Entergy Corporation common stock.

Net realized and unrealized appreciation (depreciation) of investments in the Master Trust for the year ended December 31, 2016 is $199,443,273.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

Note 6.    Tax Status

The Internal Revenue Service has determined that Entergy Savings Plan VII is in compliance with the applicable requirements of the IRC of 1986 as amended. The most recent favorable determination letter relating to Entergy Savings Plan VII (as amended and restated effective January 1, 2013) is dated May 30, 2014. Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to Entergy Savings Plan VII are in compliance with the requirements of the IRC and that Entergy Savings Plan VII is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related Master Trust continue to be tax-exempt. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

Entergy Savings Plan VII administrator (the Plan Administrator) believes that, to the best of its knowledge, Entergy Savings Plan VII has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS. The Plan Administrator believes that Entergy Savings Plan VII is no longer subject to IRS examinations for years prior to 2013, except for qualification issues.

Note 7.    Entergy Savings Plan VII Termination

Although they have not expressed any intent to do so, the participating employers have the right under Entergy Savings Plan VII to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate Entergy Savings Plan VII subject to the provisions of ERISA. In the event that Entergy Savings Plan VII is terminated, subject to conditions set forth in ERISA, Entergy Savings Plan VII provides that all participants will be fully vested and the net assets of Entergy Savings Plan VII will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.    Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $73.47 per share at December 31, 2016 and $68.36 per share at December 31, 2015. See Note 5 to the financial statements for further discussion of Entergy Savings Plan VII’s interest in the Master Trust including dividend income.

Note 9.    Reconciliation to Form 5500

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2016 and 2015 represents Entergy Savings Plan VII's interest in the Master Trust at contract value for fully benefit-responsive investment contracts. Entergy Savings Plan VII's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

As of December 31, 2016 and 2015, Entergy Savings Plan VII’s net assets available for benefits include participant loans treated as deemed distributions during the plan year; however, these amounts are not reported on Entergy Savings Plan VII’s Form 5500 as part of the assets of the plan at the end of the plan year.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

The following reconciles the net assets available for benefits, per the financial statements to the net assets per Entergy Savings Plan VII's Form 5500 as of December 31, 2016 and 2015:

	Net Assets Available for Benefits
	2016	2015
Net assets available for benefits, per the financial statements	$19,157,000	$15,841,729
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(695)	3,914
Participant loans treated as deemed distributions, including accrued interest	(3,088)	(2,389)
Total assets per Form 5500, at fair value	$19,153,217	$15,843,254

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016 to the net income on Entergy Savings Plan VII's Form 5500 for the year ended December 31, 2016:

Increase in net assets per the financial statements	$3,315,271
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,914)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(695)
Reverse: Prior year Participant loans treated as deemed distributions, including accrued interest	2,389
Participant loans treated as deemed distributions, including accrued interest	(3,088)
Net income per the Form 5500	$3,309,963

Note 10.     New Accounting Pronouncements

The Entergy Savings Plan adopted ASU No. 2015-07 as of December 31, 2016, as permitted, and applied the provisions of ASU No. 2015-07 retrospectively, as required. In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The ASU removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

In February 2017 the FASB issued ASU No. 2017-06, “Plan Accounting: Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting.” The ASU seeks to clarify presentation and disclosure requirements for employee benefit plans that hold interests in a master trust. The ASU requires a plan’s interest in master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also removes the requirement to disclose the percentage interest in master trust for plans with divided interests and requires that all plans disclose the dollar amount of their respective interest in each type of investment, which supplements the existing requirement to disclose the master trust balances in each type of investment. The ASU requires all plans to disclose

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Notes to Financial Statements
As of December 31, 2016 and 2015, and for the Year Ended December 31, 2016

the master trust’s other assets and liability balances and the dollar amount of the plan’s interest in each of those balances. ASU No. 2017-06 is effective for the first quarter 2020.

Attachment to 2016 Form 5500, Schedule H, Question 4i

E.I.N. 72-1229752 / PN 016
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII
Schedule of Assets (Held at End of Year)
As of December 31, 2016
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime -1% with terms of up to 15 years)	2.25% - 4.25%	12/20/2016-04/12/2028**	N/A	$889,945

* Party-in-interest
** Net of $3,088 in deemed loan distributions

SIGNATURE

Entergy Savings Plan VII. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VII

By: /s/ Alyson M. Mount Alyson M. Mount Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 27, 2017